Contact

www.linkedin.com/in/robert-j-remenar-b66b0a22 (LinkedIn)

Top Skills

Board Level
Manufacturing
Lean Manufacturing

Robert J. Remenar

Board Member at Cooper Standard Automotive, Samvardhana Motherson, Munro & Associates and HEVO. Former CEO of Nexteer and Chassix. Former Vice Chairman & President at Kensington Capital Acquisition Corps I, II & IV

Birmingham, Michigan, United States

Experience

HEVO

Board Member
July 2025 - Present (1 month)
United States

Munro & Associates

Member Board of Directors
February 2025 - Present (6 months)

Motherson Sumi Systems Limited

Member of the Board of Directors at Samvardhana Motherson International Limited (SAMIL)
January 2022 - Present (3 years 7 months)
Noida, Uttar Pradesh, India

Cooper Standard

Member Board Of Directors
May 2015 - Present (10 years 3 months)
Novi, MI

Stanadyne LLC

Member of the Board of Directors
February 2021 - July 2023 (2 years 6 months)

Kensington Capital Acquisition Corp. SPAC IV

COO
March 2022 - September 2022 (7 months)

PKC Group Plc

Member of the Board of Directors
April 2012 - May 2022 (10 years 2 months)

Kensington Capital Acquisition Corp. II (KCAC.U)
Vice Chairman and President
February 2021 - October 2021 (9 months)

Kensington Capital Acquisition Corp. I
Vice Chairman and President
June 2020 - November 2020 (6 months)

Highland Industries
Member of the Board of Trustees
April 2018 - August 2019 (1 year 5 months)
Kernersville, NC

PurePower Technologies, Inc.
Member of the Board of Directors
February 2016 - March 2019 (3 years 2 months)

Chassix Inc.
President and CEO
July 2012 - June 2014 (2 years)
Southfield

Nexteer Automotive
President and CEO
October 2009 - July 2012 (2 years 10 months)

Delphi
11 years 7 months

President, Delphi Steering & Vice President Delphi Corporation
April 2002 - October 2009 (7 years 7 months)
Troy/Saginaw, Michigan

Executive Director - Multiple Positions
April 1998 - April 2002 (4 years 1 month)
Dayton OH, Flint MI, Troy, MI

General Motors
Multiple Management and Executive Positions
July 1985 - April 1998 (12 years 10 months)
Troy MI, Springhill TN, Detroit MI, Warren MI

Education

Central Michigan University

Bachelor of Science in Business Administration, Finance, General · (1974 - 1978)

Walsh College

Master of Science in Professional Accountancy, Business and Accounting · (1983 - 1988)